
I do or do I?
Thanks for Giving
DARIEN CURRY & RANDALL HOOPER
TRUDY SARGENT

A Feature Comedy

Overview

THANKSFORGIVING THE MOVIE LLC is a brand new company set up to develop, produce and distribute the feature comedy, *Thanksforgiving*.

The company was set up in 2018 and its new offering is **THANKSFORGIVING**, a romantic comedy, set during the Thanksgiving holiday that melts your heart and keeps you at the edge of your seat. It's *Parenthood* meets *Home for the Holidays* with a Thanksgiving twist.

ThanksForGiving is a film that will give audiences four key ingredients, comedy, heart, the holidays, and unforgettable fond family memories. What makes it relatable is the fact that at its core, it's all about the power of love. There is love for family, love for friends, love for hobbies, or maybe you have found that special someone and you want to share the rest of your life. It's the story of Tommy, an indecisive college student following in the footsteps of his father, as he plans to profess his love and propose to his girlfriend at his parents' Thanksgiving dinner. His plan gets sidetracked, however, when each member of his hilariously, dysfunctional family has announcements and plans of their own.

We are immeasurably thrilled to commence our fundraising efforts for the production of our film. Our story radiates from the foundation of family values passed on through generations to define who we are, how we view the world and all of this results in why we stand for the things we stand for. These core values include love, honesty, humility, equality, unity, individualism and diversity just to name a few. Set in the fall, *ThanksForGiving* targets the nostalgic heart of our core audience, ready to engage concerns that we still deal with every day, encouraging us all to reflect upon who we are, where we have come from and most importantly, how we move forward to make our world a better place for everyone. Above all else, it reminds us to always be grateful for everything that we have.

Why a Thanksgiving Movie?

Thanksgiving is about way more than just the turkey... it's about FAMILY. Thanksgiving is an intercultural holiday that reflects the reality of the American cultural landscape. Across both sacred and secular cultures of all kinds, eating with others is a sign of unity. We believe more Americans travel to be with family at Thanksgiving than any other holiday, including Christmas. It ushers in the Christmas holiday where its all about giving, this holiday begins with giving thanks. Thanksgiving dinner is by far the most important meal of the year, for Americans. In our opinion, it's the only holiday in the season that everyone celebrates with a sense of reverence accompanied with a subtle truce to all forms of divisiveness. There is no religious affiliation with it nor is there a strong push for paganism and commercialism. This is the only holiday out of the entire year that everyone has the singular personal goal...peace.



Synopsis Snapshot

23 — Mr. Stevens gives Mrs. Stevens her new ring

24 — Googles gives Tommy the family heirloom ring so he can propose to Amy

25 — Dinner is served

4 — Mrs Stevens is not happy that Loretta is coming for Thanksgiving dinner

5 — Googles arrives a day early for Thanksgiving dinner

22 — Amy tells Tommy she's pregnant

3 — Amy gives Tommy mixed signals about marriage

2 — Tommy tells Willis his plans to propose to Amy.

6 — Tiffany and Willis decide they are going to tell everyone about their relationship this year.

26 — Tiffany and Amy make plans for a Christmas wedding

7 — Tommy and Mr. Stevens simultaneously practice their proposals.

21 — Willis learns Amy is pregnant not Tiffany.

1 — Tommy and Willis finish school for Thanksgiving break

8 — Tommy hides his ring in his parents room

20 — Loretta makes up with Mrs. Stevens.

9 — Loretta arrives.

19 — Tommy's parents convince him to still propose without a ring

10 — Mrs. Stevens finds Tommy's ring and gets angry believing it was from her husband.

18 — Lucky bites Tommy causing him to drop the ring into the fire.

17 — Lucky has Mrs. Stevens favorite sweatpants with Tommy's ring inside.

16 — Tommy learns Willis and Tiffany have been secretly dating

15 — Willis overhears Amy is pregnant but assumes Tiffany is and freaks out.

14 — The tension between Mr. and Mrs. Stevens grows.

13 — Tommy looks for the ring only to find it's missing.

12 — Amy and Tiffany go to the store to get a pregnancy test

11 — Amy arrives.

Synopsis

Thanks For Giving is a romantic comedy that takes place on one day of the year, Thanksgiving.

Thanksgiving dinner is the most important day of the year and for Tommy Stevens, a young indecisive college student, this year's will be the most important day of his life… that is if all goes according to plan. You see, 20 years ago, Tommy's father, Mr. Jackson Stevens proposed to Tommy's mother, Mrs. Tasha Stevens at Thanksgiving dinner. What better way to honor his father's Turkey Day tradition, then to follow suit and pop the same question to his girlfriend, Amy. With a very modest engagement ring in his pocket, he's both excited and nervous.

As it turns out, however, this Thanksgiving, Tommy is not the only one with a life-changing announcement. When Mr. Stevens first proposed 20 years ago, he did so with a promise of one day upgrading his future wife's wedding ring from drab to bling. And what better day to renew his confessed undying love, then 20 years later, to the day. With a very expensive diamond wedding ring in his pocket, he's both excited and anxious.

Willis, Tommy's chubby best friend also has a secret to confess. Not only is he in love with Tommy's sister, Tiffany, but they've also been covertly dating for the last two years, even though they seem to be at each other's throats every time they are together. But this Thanksgiving, it's time to drop the charade. With their love exposé about to be exposed, Willis and Tiffany are both excited and fussy.

Mrs. Steven's brother Gary, aka Uncle Googles (he's a walking encyclopedia of useless information) is a mainstay at every holiday feast and this Thanksgiving is no exception. He's the Big Gulp, armchair Football watching family member everyone seems to have. He shows up to the house a day early without announcement as to why. Then there's Loretta, Mr. Steven's mom and the impossibly hard to please mother-in-law who's resentful toward Mrs. Stevens. She's a lonely widow and a closet kleptomaniac.

Tommy is nervous. He paces and practices, preparing and proposing and cringing at each instance. Mr. Steven is anxious. He switches and sneaks, smuggling and stashing the wedding ring from one hiding place to the next. Tommy is also worried about Grandma's sticky fingers. She's a well-known family sneak thief. Mr. Stevens is also worried about this fact and finally decides to move his very expensive ring from his top dresser to under his bed. Loretta would never look under his bed. Likewise, Tommy hides his very modest ring from his room to his father's top dresser. Grandma would never look through dad's dresser. As it happens, it's Mrs. Stevens that finds the ring and not the one under the bed meant for her, but the one in the top dresser meant for Amy. And she's furious. Furious that after 20 years, she's getting a ring that is worse than the one she first got. Flabbergasted, she pockets the ring in her favorite sweatpants and forgetfully tosses it to the floor.

As luck would have it, Lucky the family dog finds Mr. Steven's ring under his bed. What an amazing brand new toy, but only until he loses interest, dropping it somewhere in Tommy's room.

When Amy arrives she reveals to Tiffany that she thinks she is pregnant and is scared of being so young and still in college. They go to the nearest drug store to buy a pregnancy test to confirm. The whole day is completely uncomfortable.

When Tommy goes back to look for the ring, it's missing. He furiously searches for it everywhere. What was supposed to be the most important day of his life, is turning into the worst. To his chagrin, it's Tiffany that finally finds the ring box under his bed. But when she shows him the box, he realizes the ring he bought is still missing because that's the father's new ring. Tommy has no idea his ring is really sitting in his mother's sweatpants.

Willis overhears Amy telling Tiffany about her pregnancy. Assuming Tiffany is the one who is pregnant, Willis's reverts to his new stress management technique by eating fat-free donuts.

As anxiety and tension mix in the turkey day air, Mr. Stevens decides to start a nice calming fire in the fireplace. But Lucky the dog has other plans. With a penchant for chewing on Mrs. Stevens' strewn about clothes, he enters the living room with her sweatpants. Quick to act to save her favorite pants, Mr. Stevens declares a tug-of-war with Lucky over the fireplace. Tommy notices HIS ring box falling out of the pocket but before he can rescue the ring, it falls into the fire with no chance of recovery. This is now officially the worst day of his life, despite his parent's consolation. Tommy spills the beans on his plans due to everything running amok. His parents assure him that love is not about the size of the diamond in the ring, it's about the size of the diamond in your heart.

Willis tells Tiffany he knows why she is so hormonal and that he's the father. It becomes a war of words between them. Finally, Amy reveals she is the one that's pregnant and Willis is relieved.

Overhearing Mr. Steven's conversation about love and family, Loretta finally confesses her resentment; an unfair transference of the pain of losing her husband just before the joy of giving her son away on his wedding day had since left her with an internalized conflicted jealousy. She's always had nothing but love for her family, but her go-to diversion for this internal conflict frequently targeted her daughter-in-law. Loretta and Mrs. Steven's finally hug it out, signaling a breakthrough to a deeper connection.

In a house full of tension and nerves, an overwhelmed Amy finally divulges that she is pregnant with the whole family. Everyone is astonished. Tommy is blindsided and beside himself. In one hand, a pregnant girlfriend; In the other, an empty engagement box. But before he can act...

His father decides now is a good a time to get down on one knee to fulfill his promise with a bigger diamond ring. BLING! Despite the irony, Mrs. Stevens is astonished, blown away by her own tears of joy.

Not to lose momentum, Tommy is about to propose ringless, but his mother pulls him aside first, slipping him her old promise ring. In one fluid swoop, Tommy scoops the ring into the box and confidently bends the knee. Amy accepts. Tears explode. Mr. Stevens reveals to Googles that he knows that his mother's house has been foreclosed and that is why Googles arrived early. Since times our tough and family sticks together they offer Googles their place to stay so that he can get back on his feet.

Last but not least, Willis and Tiffany have a confession to make about their two-year secret relationship. No one is surprised. It was suspected. The family finishes their dinner together discussing what surprises Christmas may bring. This is officially the best day in everyone's life. Or at least until next Thanksgiving!

Characters

Tommy

He is studious, upright and sincere. Tommy is a college student who is madly in love with Amy Walker, his girlfriend. His life is very well put together. He is about to graduate, he wants to marry his girlfriend, and cannot wait to start his career. He loves his family very much. Nothing is more important to him. The one day of the year he makes sure to be around them is Thanksgiving. This is also the day his father proposed to his mother and he plans to do the exact same thing. But this day goes nothing like he planned.



Willis



He is an overweight glutton who loves to crack jokes. Willis is Tommy's best friend. Every Thanksgiving Willis makes it his business to be at Tommy's house. He loves to eat. He loves food. He is always trading insults with Tiffany and Googles, Tommy's uncle. Willis likes Tiffany a lot but is too scared to tell anyone thinking he will not be accepted. Tiffany likes him just the way he is. He may not be the sharpest pen in the box but he is very loyal to Tommy. He overhears a conversation between Amy and Tiffany and assumes Tiffany is pregnant. This freaks him out the entire day and he begins to act funny towards her.

Tiffany



She is the sassy little sister that is lovable but gets on your nerves. She is very close with her older brother, Tommy but has nothing but disdain for his best friend, Willis. Do not be fooled it is all a front. Tiffany and Willis have been dating for the past two years but decided to keep it a secret from the rest of the family. They mask it well by hurling insults every chance they get. Tommy always has to run interference between them two. She is also a comfort to Amy when she finds out she is pregnant. She is excited to be an aunty and does her best to keep it secret from Tommy. Willis incidentally overhears this and assumes Tiffany is the one that is pregnant.

Uncle "Googles"

He is informative, wise, and witty. He never misses an opportunity to trade jabs with Willis. This is how him and Willis bond. Uncle Gary, better known as Googles has a vast statistical knowledge exactly like an encyclopedia. This is Tasha's brother. He is never short on words. Googles regurgitates facts all the time. He loves to eat just as much as Willis. He is the uncle that you can only stand to be around once a year and no more. He has found himself on hard times and his mother's house is now in foreclosure but he keeps it a secret from the family. But Mr. Stevens offers him to stay in the house because of course he is family. He has a family heirloom engagement ring that he passes on to Tommy because he never had the opportunity to meet someone to marry.



Tasha Stevens

She is warm and friendly. Tasha is the kindest person you could ever meet but she has a breaking point with her mother in law, Loretta. She is African-American. She holds the family together as best as she can. She is very much in love with her husband ever since the day she met him. Her heart still lights up every Thanksgiving remembering how she was proposed to. She is always at a war of words with her mother-in-law, who is not very accepting of her. She has enough class to ignore her quips but do not push to the limit. She loves to cook for her family and Willis who always ask her for a special dish every Thanksgiving. Family togetherness is what she holds dear in her heart.



Loretta Stevens



She is a sweet old grandmother but is impolite with Tasha at times. She is a bit of a klepto. This is Tommy's grandmother. She loves her family dearly but feels abandoned by them since she lives far away and they never really visit. She is not fond of Tasha because she feels she stole Jackson from her after her husband had passed. She wants to be closer to her but does not know how to connect to Tasha. Every year the family hides their personal possessions in fear of her stealing them. But she does this only to keep mementos of them since she sees them so rarely.

Jackson Stevens



The patriarch of the family who is a hopeless romantic. He is Caucasian. He has been happily married to his wife for at least twenty years and they still act like every day is an anniversary. He still knows how to keep a smile on her face after all this time. He holds Thanksgiving in high regard because he proposed to his wife on that day. His mother, Loretta was not too happy about it because that same year his father had passed away and Tasha stole the only man she had left. He tries his best not to take sides as he plays peacemaker between them. His son, Tommy admires him and mirrors his actions. Like father, like son. Jackson and Tasha have cute pet names for each other, mama bear and papa bear.

Amy

She is very sweet and is always vibrant. She is very in love with Tommy. She is Filipino. Although Tommy has a big surprise for her she has one for him too. She is pregnant with his child. The whole day she is nervous but hides it from everyone but Tiffany. She is unsure if Tommy wants that for his life but does not want to have a family without him. She has an inner strength and such a sweet demeanor that makes Tommy melt at the sight of her every time he sees her.



Tommy:(too cocky) If you're confused on why I'm acting like this. Maybe I should let this ring do the talking.

Willis: You want THAT ring to do the talking? What does it say, I'm poor?

#thanksforcaring

#thanksgiving

Willis: The damn dog stole my donut.

Mr. Stevens: What are you doing in my mother's purse?

Googles: Im looking for your balls because it looks like she has them.

#thanksforbaking

#thanksgivingfamily

Mr. Stevens: Love you momma bear.

Googles: You not happy to see me? Did you know there's an eight percent chance that you wouldn't even have another sibling. And a forty-five percent chance you have multiple siblings you never heard about.

#turkey

#thanksgivingturkey

Tommy: I DON'T KNOW. One minute the signs say go ahead ask she's ready. The other it says no she doesn't want this.(Yelling) I'm so lost. The universe has confused me. Why are you playing games?!

Willis: Scream louder. That'll make you look sane.

Tiffany: Dad, Mom. Willis and I have been dating.

Mr. Stevens: We knew that dear.

Googles(imitating Morgan Freeman): It was at that moment that Willis realized that no one gave a damn that Tiffany was a chubby lover.

#thanksgivingproposal

#thanksgivingfamily

Tiffany: That's so sweet, but next time you want to play your little passive-aggressive baby boy games, be a man about yours and ask me if I'm pregnant. You got that? Love you.

Cinematic Comparison









Cinematic Comparison










Mood Colors

Front Door & Living Room













Tommy & Tiffany Bedrooms











